May 14, 2007	News Release 07-08

SILVER STANDARD REPORTS FIRST QUARTER 2007 RESULTS

Vancouver, B.C. –   Silver Standard Resources Inc. reports a first quarter loss of $1.6 million ($0.03 per share) compared with a loss of $1.1 million ($0.02 per share) for the first quarter of 2006. All figures are in Canadian dollars unless otherwise noted.

Financial highlights for the period included:

▪  Property expenditures total $17.4 million on various properties in Q1 2007 including Pirquitas construction costs of $3.1 million and payments for mining equipment of $6.1 million, Pitarilla exploration expenditures of $4.0 million and San Luis joint venture exploration expenditures of $1.7 million.
▪  Working capital at quarter-end of $270.7 million with no long-term debt. Working capital included silver bullion which is carried at cost, and based on market value has an additional value of $14.3 million at March 31, 2007.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months ended March 31, 2007 and 2006, and the Consolidated Financial Statements and the related notes thereto, as well as the MD&A and audited Financial Statements and notes for the year ended December 31, 2006.

	Three Months Ended Mar. 31
	2007	2006
Loss	1,565	1,081
Loss per share (basic and diluted)	0.03	0.02
Cash generated by (used in) operating activities	1,627	(1,224)
Cash generated by financing activities	3,899	29,077
Cash used in investing activities	21,074	13,020
Financial Position	March 31 2007	December 31 2006
Cash and cash equivalents	214,068	229,616
Silver bullion	15,787	15,787
Marketable securities	43,716	5,817
Current assets – total	278,341	255,596
Current liabilities - total	7,680	5,362
Working capital	270,661	250,234
Shareholders’ equity	475,329	436,570

Project Updates

Pirquitas, Argentina   In April 2006, Hatch Ltd. completed a feasibility study update (FSU) for Pirquitas that projected capital costs for a 6,000 tonne/day mining operation at US$146 million plus refundable value added taxes. To March 31, 2007, Silver Standard has spent a total of approximately US$10.7 million with a further US$20.8 million committed or locked in, for a total of approximately US$31.5 million. These expenditures and commitments include the ball mill, flotation cells, truck shop, a mining fleet that consists of seven trucks, shovel, cranes and graders which are at FSU budget estimates.

The Techint Group, an Argentine-based multinational engineering firm, is the EPCM contractor for Pirquitas. Techint has completed preliminary engineering and detailed engineering is underway with construction to commence in the third quarter of this year for a fourth quarter 2008 mill start-up. Since completion of the FSU, some of the estimated costs have been impacted by higher global material and labour costs. Consumer prices in Argentina climbed over 9% in 2006 and are near that level to date in 2007.  The company will update capital costs when detailed engineering is completed.

Pirquitas ore reserves from the FSU were calculated using US$5.35/oz. silver, US$2.75/lb. tin and US$0.42/lb. zinc. The mine model is being reviewed using US$9.35/oz. silver, US$3.65/lb. tin and US$1.00/lb. zinc. An updated reserve estimate is expected to accompany the capital cost update in the third quarter.

San Luis, Peru  Diamond drilling continues on the Ayelén Vein and the five other veins identified to date on the 250 sq. km (approximately 96 square mile) mineral concession held by a joint venture with Esperanza Silver Corporation. The Ayelén Vein is host to high-grade gold-silver mineralization that has been outlined over 550 meters along strike and over 200 meters to depth. The vein remains open along strike and to depth. A program of mapping and sampling on the large property has commenced and is aimed at identifying the source for a number of stream sediment geochemical anomalies discovered in a 2006 sampling program.

In the first quarter of 2007, Silver Standard became operator and elected to increase its interest in the joint venture to 70% by completing a feasibility study.

Pitarrilla, Mexico  Subsequent to the end of the first quarter, the company reported a 28% increase in silver resources at Pitarrilla as well as a significant zinc and lead resource. All of the increase came from drilling of the Breccia Ridge Zone. For additional details, refer to the news release dated April 10, 2007 on the company’s web site (www.silverstandard.com). Drilling is ongoing with five diamond drills on the property. Infill and extension drilling is presently focused on the Breccia Ridge Zone along strike and to depth, and continues to intersect significant silver and base metal mineralization at depth.  The board of directors of the company has approved a US$12.5 million underground program to commence once permits are in place.

To prioritize exploration targets, Silver Standard completed an airborne geophysical survey over the 139 sq. km (50 square mile) Pitarrilla mineral concessions. The company is planning for two additional rigs for drilling at depth on other zones as well as new targets. The extensive surface drilling and underground programs during 2007 will lead to commencement of a feasibility study late this year.

Other Developments

Diablillos / Snowfield  Silver Standard will commence a 15,000 meter program of diamond drilling in the second quarter at its wholly-owned Diablillos silver-gold project in Argentina.  The objective of the program is to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources. Planning is also underway for a 15,000 meter follow-up program at the wholly-owned Snowfield property in Canada. In 2006, Silver Standard reported an initial measured and indicated gold resource of 2.35 million ounces and an inferred resource of 655,000 ounces. The property has excellent potential for increasing gold resources and updated resource estimates for both Diablillos and Snowfield are anticipated in the fourth quarter of 2007.

For the full First Quarter 2007 report, including a Management Discussion & Analysis, and unaudited consolidated interim financial statements, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call to review first quarter results and project activities is scheduled on Monday, May 14, 2007 at 10:00 a.m. EDT.

Toll-free in North America:    1-866-400-3310
Toronto local and overseas:            1-416-850-9144

Replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 545338; local and overseas callers may telephone 1-416-915-1035, passcode 545338. The audio file will also be available on the company’s web site after May 14, 2007.  (SSRI-FI)

For further information, contact:

RobertA. Quartermain, President                        Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.                            Silver Standard Resources Inc.
Vancouver, B.C.                                                     Vancouver, B.C.
(604) 689-3846                                                         N.A/ toll-free: (888) 338-0046
                                                                                  Direct: (604) 484-8212
                                                                                  E-Mail: invest@silverstandard.com

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. Statements contained in this news release that are not historical (act, such as state-ments regarding the economic prospects of the company's projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company's ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices far the company's mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection wild exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company's filings with the Securities and Exchange Commission.